MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2021

November 4, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the nine months ended September 30, 2021 and 2020, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including: our belief as to the potential and mode of action of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals, focus and objectives for the development of pelareorep; the impact of the COVID-19 pandemic on our research and development activities, business operations and financial condition, our plans to mitigate any such impact; the potential impact of the COVID-19 pandemic on stock markets and global economic activity; our plan to actively manage the development of our clinical trial program, our preclinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding the anticipated benefits and value to us of additional clinical data; our expectations as to the purpose, design, outcomes and benefits of our current or pending clinical trials involving pelareorep; our expectations regarding enrollment under our various clinical trials; our expectations respecting the delivery of additional clinical data and the timing thereof; our anticipated milestones and catalysts; our planned 2021 development activity for pelareorep; our 2021 manufacturing program; our anticipated 2021 cash requirements to fund our operations; our anticipated 2021 expenses relating to clinical trials, manufacturing, intellectual property, research collaborations, personnel-related and other and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our anticipated cash usage in 2021; our plans for funding our capital expenditure requirements; our approach to credit rate, interest rate, foreign exchange and liquidity risk mitigation; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Forward-looking statements, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to recruit and retain talented employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Third Quarter 2021 Pelareorep Development Update

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our preclinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During the first nine months of 2021, the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic has touched elements of our business operations. COVID-19 and specifically the Delta variant have created challenges affecting our clinical trial activities, including patient enrollment and site activation, along with our manufacturing supply chain. Some of the challenges have included, among other things, patients choosing to delay treatments, clinical sites suspending study activity temporarily, vendor and collaborator staff shortages, and raw material and components delays. While these challenges have largely impacted the timing of certain activities, we believe the impact on our overall business, to date, has not been significant. As well, we believe our financial condition, liquidity and longer-term strategic development remain on track. However, COVID-19 has caused and may continue to cause significant fluctuations in stock markets, global economic activity and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.

The extent to which COVID-19 might prolong and/or cause significant disruptions to our business and materially impact our results of operations and our ongoing and planned clinical studies will depend on future developments. These future developments are highly uncertain and cannot be predicted, such as the duration and severity of outbreaks, including future potential waves or cycles, travel restrictions and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets. A lack of coordinated responses on risk mitigation and vaccination deployment with respect to the COVID-19 pandemic could result in significant increases to the duration and severity of the pandemic and could have a corresponding negative impact on our business.

We will continue to monitor COVID-19 and its impact on our industry and business. We are collaborating with our investigators, partners, and vendors to minimize its effect and to ensure the safety of patients and employees, minimize the effect of supply chain challenges, and maintain the advancement of our clinical programs. We expect these measures will allow us to adequately respond to any COVID-19-related challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may materially impact clinical timelines.

Clinical Trial Program

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our current clinical development program centers on the role of pelareorep in immuno-oncology mechanisms, particularly in combination with key immune checkpoint inhibitors and potentially other immune-based therapies. Our primary focus is to demonstrate enhanced antitumor efficacy with checkpoint inhibitors, as we believe this may be the most immediately impactful clinical data and the most expeditious path to approval.

We believe pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with different classes of immunotherapies. Therefore, as our clinical development program evolves and delivers additional data, we will consider appropriate expansion of our plan to investigate potential opportunities with such immunotherapies.

Third Quarter 2021 Developments

Clinical studies aiding our breast cancer program

Co-development Agreement with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab (Bavencio®), a human anti-PD-L1 antibody, for the treatment of hormone receptor-positive / human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (mBC). This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1, is an open-label study planned to enroll 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab. PrECOG LLC, a leading cancer research network, is managing the BRACELET-1 study. We dosed the first patient in 2020.

The study is examining the expression of immune-related biomarkers to identify changes in T cell population between pretreatment and on-therapy biopsies and seek to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination is also being evaluated. The results of this study may provide an opportunity to add an arm to our proposed registration study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population where we presented compelling mBC survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our contemplated registration study, permitting for a smaller study with a higher likelihood of clinical success.

In the third quarter of 2021, we continued patient enrollment and treatment and began data analysis activities.

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab: IRENE study
In the third quarter of 2021, we continued patient enrollment activities in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. This single-arm, open-label, phase 2 trial, known as IRENE, is investigating the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor, retifanlimab, in patients with metastatic triple-negative breast cancer (TNBC). This study plans to enroll 25 patients.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study is also evaluating changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
In 2020, we entered into a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The phase 1/2 trial, known as GOBLET, will investigate the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study is expected to be conducted at up to 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and blood-based biomarkers (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

In the third quarter of 2021, we received regulatory approval to commence patient enrollment from the German federal agency. We also continued with study startup activities including selecting and readying clinical trial sites, and commenced patient screening.

CAR T Preclinical Activities
In February 2021, we published results at the CAR-TCR Summit Europe 2021, in collaboration with investigators at the Mayo Clinic, showing that loading CAR T cells with pelareorep vastly improved their persistence and efficacy in a murine solid tumor model in contrast to preclinical studies using intratumoral infection with the VSV oncolytic virus that weakened CAR T cells. In the third quarter of 2021, we continued with ongoing and initiated further collaboration activities to develop and evaluate pelareorep and CAR T cell combination therapy.

Other Preclinical Activities
In September 2021, we published preclinical data demonstrating the synergistic immunotherapeutic effects of pelareorep combined with radiotherapy in a murine cancer model at The International Conference on Immunotherapy Radiotherapy Combinations.
•Results showed that combining pelareorep and radiotherapy led to an increase in the number of infiltrating anti-cancer CD8+ T cells and prolonged survival, this was seen in the primary tumor that received treatment and in a secondary tumor that was on the other side of the body.
•Compared to single-agent radiotherapy, the pelareorep-radiotherapy combination led to a numerical increase in survival, which reached statistical significance when anti-PD-1 therapy was added to the treatment regimen.

Post Q3 2021 Developments
In October 2021, our partner, Adlai Nortye Biopharma Co., Ltd. (Adlai), dosed the first patient in a bridging clinical trial evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer. We entered into a regional licensing agreement with Adlai in November 2017, under which Adlai will have exclusive development and commercialization rights to pelareorep in certain Asian regions and we are entitled to certain milestone payments. Results from the bridging trial are expected to allow Adlai to include data from our North American metastatic breast cancer trials in a future submission to Chinese regulators.

In November 2021, we dosed the first patient in our GOBLET platform study.

Manufacturing and Process Development

During the third quarter of 2021, we continued distribution and storage activities with the product supply and completed an engineering product fill and the associated testing. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep at the 100-liter scale. Ongoing bulk manufacturing and expanded filling capabilities are both part of the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the third quarter of 2021, we had been issued over 313 patents including 31 US and 14 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financial Impact

We estimated at the beginning of the third quarter of 2021 that our cash requirements to fund our operations for the year will be between $28 - $30 million. We now expect our cash requirements to be $23 - $25 million. Our actual cash usage for the nine months ended September 30, 2021 was $16,098,335 for operating activities, $211,236 for the acquisition of property and equipment and $285,502 for the payment of office leases. Our net loss for the period was $18,553,023.

Cash Resources

We ended the third quarter of 2021 with cash and cash equivalents totaling $48,087,369 (see “Liquidity and Capital Resources”).

Pelareorep Development for the Remainder of 2021

Our planned 2021 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our primary 2021 clinical objectives will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2021 manufacturing program includes product fills and the associated analytical testing, process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2021 will be approximately $23 - $25 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Third Quarter Results of Operations
(for the three months ended September 30, 2021 and 2020)

Net loss for the three months ended September 30, 2021 was $4,872,142 compared to $6,748,632 for the three months ended September 30, 2020.

Research and Development Expenses (“R&D”)

	2021	2020
Clinical trial expenses	$798,570	$768,230
Manufacturing and related process development expenses	464,994	1,602,554
Intellectual property expenses	153,324	212,132
Research collaboration expenses	307,831	41,466
Personnel-related, share-based compensation and other expenses	1,553,986	1,229,890
Research and development expenses	$3,278,705	$3,854,272

Clinical Trial Expenses

	2021	2020
Clinical trial expenses	$798,570	$768,230

Our clinical trial expenses for the third quarter of 2021 were $798,570 compared to $768,230 for the third quarter of 2020. In the third quarter of 2021, costs related to our breast cancer program included our portion (net of Pfizer's contribution) of patient enrollment and treatment activities and data analysis for our BRACELET-1 study. In the third quarter of 2020, activities related to our breast cancer program included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study, and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to our BRACELET-1 study.

In the third quarter of 2021, in addition to activities related to our breast cancer program, we also incurred trial initiation costs for our GOBLET study. In the third quarter of 2020, our other clinical costs related to data management consultants and our IRENE study.

Manufacturing & Related Process Development Expenses (“M&P”)

	2021	2020
Product manufacturing expenses	$371,095	$1,566,257
Process development expenses	93,899	36,297
Manufacturing and related process development expenses	$464,994	$1,602,554

Our M&P expenses for the third quarter of 2021 were $464,994 compared to $1,602,554 for the third quarter of 2020. During the third quarter of 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, as well as the completion of an engineering product fill and the associated testing. During the third quarter of 2020, our product manufacturing costs primarily related to the completion of a cGMP production run and the associated testing, as well as shipping and storage costs of our bulk and vialed product.

Our process development expenses for the third quarter of 2021 and 2020 focused on stability studies and analytical development.

Intellectual Property Expenses

	2021	2020
Intellectual property expenses	$153,324	$212,132

Our intellectual property expenses for the third quarter of 2021 were $153,324 compared to $212,132 for the third quarter of 2020. The change in intellectual property expenditures mainly reflected the lapsing of patents in certain jurisdictions and foreign exchange fluctuations in the third quarter of 2021 compared to the same period in 2020. At the end of the third quarter of 2021, we had been issued over 313 patents including 31 US and 14 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2021	2020
Research collaboration expenses	$307,831	$41,466

Our research collaboration expenses were $307,831 for the third quarter of 2021 compared to $41,466 for the third quarter of 2020. Our research collaborations in the third quarters of 2021 and 2020 included studies investigating the interaction of the immune system and pelareorep, including CAR T therapy and bispecific antibodies in 2021.

Personnel-Related, Share-Based Compensation and Other Expenses

	2021	2020
R&D personnel-related expenses	$1,020,860	$1,188,460
Share-based compensation	511,621	28,863
Other R&D expenses	21,505	12,567
Personnel-related, share-based compensation and other expenses	$1,553,986	$1,229,890

Our personnel-related, share-based compensation and other expenses were $1,553,986 for the third quarter of 2021 compared to $1,229,890 for the third quarter of 2020. The change in R&D personnel-related expenses in the third quarter of 2021 compared to the third quarter of 2020 was primarily due to costs associated with changes in personnel and higher recruitment-related costs incurred in the third quarter of 2020. This is partly offset by 2021 salary adjustments and a year-over-year increase in headcount in our U.S. office to support our clinical program.

The change in non-cash share-based compensation in the third quarter of 2021 compared to the third quarter of 2020 was primarily due to a higher number of vesting options with a higher grant date fair value that were previously granted to officers, employees and consultants.

Other R&D expenses in the third quarter of 2021 remained consistent with the third quarter of 2020.

Operating Expenses

	2021	2020
Public company related expenses	$1,700,773	$1,597,314
Office expenses	595,717	582,346
Share-based compensation	495,299	172,213
Depreciation - property and equipment	11,089	21,891
Depreciation - right-of-use assets	73,434	87,878
Operating expenses	$2,876,312	$2,461,642

Our operating expenses for the third quarter of 2021 were $2,876,312 compared to $2,461,642 for the third quarter of 2020. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $1,700,773 for the third quarter of 2021 compared to $1,597,314 for the third quarter of 2020. The change in our public company related expenses in the third quarter of 2021 was primarily due to higher investor relations activities.

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases and other office related costs. Our office expenses in the third quarter of 2021 remained consistent with the third quarter of 2020.

Non-cash share-based compensation in the third quarter of 2021 was $495,299 compared to $172,213 in the third quarter of 2020. The change in non-cash share-based compensation in the third quarter of 2021 compared to the third quarter of 2020 was primarily due to a higher number of vesting options with a higher grant date fair value that were previously granted to officers, employees, consultants and independent board members.

Foreign Exchange Gain (Loss)

	2021	2020
Foreign exchange gain (loss)	$1,212,070	$(506,349)

Our foreign exchange gain was $1,212,070 for the third quarter of 2021 compared to a loss of $506,349 for the third quarter of 2020. The foreign exchange gain (loss) incurred in the third quarters of 2021 and 2020 was primarily due to unrealized translation gain (loss) on U.S. dollar denominated cash balances.

Results of Operations
(for the nine months ended September 30, 2021 and 2020)

Net loss for the nine months ended September 30, 2021 was $18,553,023 compared to $13,176,385 for the nine months ended September 30, 2020.

Research and Development Expenses (“R&D”)

	2021	2020
Clinical trial expenses	$2,576,886	$1,853,871
Manufacturing and related process development expenses	1,277,050	2,949,229
Intellectual property expenses	524,763	799,717
Research collaboration expenses	450,515	246,942
Personnel-related, share-based compensation and other expenses	4,411,686	3,033,287
Research and development expenses	$9,240,900	$8,883,046

Clinical Trial Program

	2021	2020
Clinical trial expenses	$2,576,886	$1,853,871

Our clinical trial expenses were $2,576,886 for the nine months ended September 30, 2021 compared to $1,853,871 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, costs related to our breast cancer program included our portion (net of Pfizer's contribution) of patient enrollment and treatment activities as well as data analysis for our BRACELET-1 study. We also incurred direct patient and data analysis expenses for our AWARE-1 study. During the nine months ended September 30, 2020, activities related to our breast cancer program included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study, and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to our BRACELET-1 study.

During the nine months ended September 30, 2021, in addition to activities related to our breast cancer program, we also incurred trial initiation costs related to our GOBLET study, costs related to our ongoing ISTs, and data management consulting costs. During the nine months ended September 30, 2020, our other clinical activities included consulting costs related to data management, close-out costs related to our fully enrolled legacy clinical trials and costs related to our Opdivo® and IRENE combination study.

We still expect our clinical trial expenses to increase in 2021 compared to 2020. During 2021, we will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities.

Manufacturing & Related Process Development (“M&P”)

	2021	2020
Product manufacturing expenses	$1,117,722	$2,838,438
Process development expenses	159,328	110,791
Manufacturing and related process development expenses	$1,277,050	$2,949,229

Our M&P expenses for the nine months ended September 30, 2021 were $1,277,050 compared to $2,949,229 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product, sourcing materials required for our planned product fills in the upcoming years as well as various routine tests related to product fills. During the nine months ended September 30, 2020, our product manufacturing costs primarily related to a cGMP production run, a product fill and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product.

Our process development expenses for the nine months ended September 30, 2021 were $159,328 compared to $110,791 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021 and 2020, our process development activities focused on stability studies and analytical development.

We now expect our M&P expenses to decrease in 2021 compared to 2020. For the remainder of 2021, we expect to fill products and perform the associated analytical testing, carry out process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan.

Intellectual Property Expenses

	2021	2020
Intellectual property expenses	$524,763	$799,717

Our intellectual property expenses for the nine months ended September 30, 2021 were $524,763 compared to $799,717 for the nine months ended September 30, 2020. The change in intellectual property expenditures mainly reflected the lapsing of patents in certain jurisdictions and foreign exchange fluctuations in 2021 compared to the same period in 2020. At September 30, 2021, we had been issued over 313 patents including 31 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions.

We now expect our intellectual property expenses to decrease in 2021 compared to 2020.

Research Collaborations

	2021	2020
Research collaborations	$450,515	$246,942

Our research collaboration expenses for the nine months ended September 30, 2021 were $450,515 compared to $246,942 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021 and 2020, our research collaborations included studies investigating the interaction of the immune system and pelareorep, including CAR T therapy and bispecific antibodies in 2021.

We still expect that our research collaborations in 2021 will increase compared to 2020. We expect to complete our ongoing collaborative program carried over from 2020 and will continue to be selective in the types of new collaborations we enter into in 2021.

Personnel-Related, Share-Based Compensation and Other Expenses

	2021	2020
R&D personnel-related expenses	$2,906,119	$2,729,058
Share-based compensation	1,470,569	225,772
Other R&D expenses	34,998	78,457
Personnel-related, share-based compensation and other expenses	$4,411,686	$3,033,287

Our personnel-related, share-based compensation and other expenses for the nine months ended September 30, 2021 were $4,411,686 compared to $3,033,287 for the nine months ended September 30, 2020. The change in R&D personnel-related expenses for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was due to salary adjustments and an increase in headcount as we expand our U.S. office, partly offset by lower recruitment-related costs incurred in 2021.

The change in non-cash share-based compensation for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to a higher number of options granted in 2021, in addition to a higher number of vesting options with a higher grant date fair value that were previously granted to officers, employees and consultants.

The change in Other R&D expenses for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to decreased travel expenses as a result of COVID-19.

We still expect our personnel-related, share-based compensation and other expenses in 2021 to increase compared to 2020 as a result of our increased headcount to implement our clinical program.

Operating Expenses

	2021	2020
Public company related expenses	$6,066,646	$5,394,493
Office expenses	1,890,783	2,141,806
Share-based compensation	1,226,669	628,749
Depreciation - property and equipment	106,979	67,520
Depreciation - right-of-use assets	248,111	271,034
Operating expenses	$9,539,188	$8,503,602

Our operating expenses for the nine months ended September 30, 2021 were $9,539,188 compared to $8,503,602 for the nine months ended September 30, 2020. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the nine months ended September 30, 2021, our public company related expenses were $6,066,646 compared to $5,394,493 for the nine months ended September 30, 2020. The change was due to increased directors and officers insurance premiums and higher investor relations activities, partly offset by lower business development consulting activities.

Office expenses include compensation costs (excluding share-based compensation), rent related to short-term leases and other office related costs. During the nine months ended September 30, 2021, our office expenses were $1,890,783 compared to $2,141,806 during the nine months ended September 30, 2020. The change was primarily related to costs associated with changes in personnel in 2020.

During the nine months ended September 30, 2021, our non-cash share-based compensation was $1,226,669 compared to $628,749 for the nine months ended September 30, 2020. The change in non-cash share-based compensation for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 was primarily due to a higher number of options granted in 2021, in addition to a higher number of vesting options with a higher grant date fair value that were previously granted to officers, employees, consultants and independent board members.

We still expect our operating expenses in 2021 to increase compared to 2020.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2021	2020
Change in fair value of warrant derivative	$(32,405)	$3,705,096

During the nine months ended September 30, 2021, we recognized a loss of $32,405 on the change in fair value of our warrant derivative compared to a gain of $3,705,096 for the nine months ended September 30, 2020. The change in fair value during the nine months ended September 30, 2021 was as a result of several factors including changes in the market price of our shares to US$2.09 on September 30, 2021 from US$2.38 on December 31, 2020, and the revaluation on warrants exercised. The change in fair value in the nine months ended September 30, 2020 was as a result of several factors including changes in the market price of our shares to US$1.69 on September 30, 2020 from US$4.76 on December 31, 2019, and the revaluation on warrants exercised. The number of outstanding warrants was 64,035 and 265,757 as at September 30, 2021 and September 30, 2020, respectively.

Foreign Exchange Gain

	2021	2020
Foreign exchange gain	$190,164	$393,358

Our foreign exchange gain for the nine months ended September 30, 2021 was $190,164 compared to $393,358 for the nine months ended September 30, 2020. The foreign exchange gain in the nine months ended September 30, 2021 and 2020 was primarily due to unrealized translation gain on U.S. dollar denominated cash balances.

Commitments

As at September 30, 2021, we were committed to payments totaling approximately $8,904,519 for activities mainly related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. All of these committed payments are considered to be part of our normal course of business.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with variable lease payments or residual value guarantees.

During the first nine months of 2021, we extended the office lease for one of our subsidiaries and entered into a new office space lease for our Canadian head office for which we recorded an addition of $532,758 to the lease liability and right-of-use asset. The incremental borrowing rate applied was 15%.

Our total undiscounted lease liability as at September 30, 2021 is as follows:

September 30, 2021
Less than one year	$358,367
One to six years	531,445
More than six years	—
Total undiscounted lease liability	$889,812

Summary of Quarterly Results
(in thousands, except per share data)

	2021			2020				2019
	Sept	June	Mar	Dec	Sept	June	Mar	Dec
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(4,872)	(7,246)	(6,435)	(9,329)	(6,749)	(6,827)	400	(19,402)
Basic (loss) earnings per common share(1)(2)	(0.09)	(0.13)	(0.13)	(0.21)	(0.16)	(0.17)	0.01	(0.71)
Diluted loss per common share(3)	(0.09)	(0.13)	(0.13)	(0.21)	(0.16)	(0.17)	(0.04)	(0.71)
Total assets(4)	52,593	56,309	54,180	34,346	31,242	34,604	34,553	19,658
Total cash and cash equivalents(4)	48,087	50,799	50,362	31,220	26,711	29,911	30,567	14,148
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share are non-cash change in fair value of warrant derivative gain (loss) of $52,216, $80,159, ($164,780), ($213,168), $60,264, ($507,150), $4,151,982 and ($12,486,310), respectively.
(2)Included in net (loss) income and (loss) earnings per common share are quarterly share-based compensation of $1,006,920, $1,032,242, $658,076, $1,704,453, $201,076, $260,640, $392,805 and $658,662, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 8,809,473 common shares for net cash proceeds of $33.4 million in 2021 (2020 - 13,968,257 common shares for net cash proceeds of $40.2 million).
(5)We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2021 Financing Activities

U.S. "at-the-market" equity distribution
During the nine months ended September 30, 2021, we sold 8,401,029 common shares for gross proceeds of US$27,158,080 at an average price of US$3.23. We received, net of commissions of US$814,743, proceeds of US$26,343,337. In total, we incurred share issue costs (including commissions) of $1,247,078.

Warrant exercise
During the nine months ended September 30, 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.

2020 Financing Activities

U.S. "at-the-market" equity distribution agreement
During the nine months ended September 30, 2020, we sold 8,549,396 common shares for gross proceeds of US$21,017,554 at an average price of US$2.46. We received, net of commission of US$630,526, proceeds of US$20,387,028. In total, we incurred share issue costs (including commissions) of $1,263,170.

Warrant exercise
During the nine months ended September 30, 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

Liquidity

As at September 30, 2021, we had cash and cash equivalents and shareholders' equity as follows:

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$48,087,369	$31,219,574
Shareholders’ equity	$42,711,992	$24,752,993

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity offering sales agreements in June 2020 and March 2021 (see Note 5 of our interim consolidated financial statements). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2021 will be between $23 - $25 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2023. Factors that will affect our anticipated cash usage in 2021, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at September 30, 2021, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2021, the fair value of our warrant derivative was $106,063 (December 31, 2020 - $531,228).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $313,000. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $1,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at September 30, 2021 are as follows:

	US dollars	Euro
Cash and cash equivalents	$36,342,834	€28,288
Other receivables	149,400	—
Accounts payable and other liabilities	(184,108)	—
Warrant derivative	(83,246)	—
	$36,224,880	€28,288

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 55,027,123 common shares outstanding at November 4, 2021. If all of our options, restricted share units and performance share units (4,850,854), common share purchase warrants with a $9.025 exercise price (1,730,894) and common share purchase warrants with a US$0.90 exercise price (64,035), were exercised or were to vest, we would have 61,672,906 common shares outstanding.

Our 2020 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2021 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.